UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)
Tiptree Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Jonathan Ilany
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 20, 2017

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 13

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
9,661,170 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
9,661,170 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,661,170 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.48% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,942,331 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,942,331 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,942,331 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.12% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,942,331 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,942,331 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,942,331 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.12% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,214,702 shares of Class A Common Stock
	8	SHARED VOTING POWER
1,942,331 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
8,214,702 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
1,942,331 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
10,157,033 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.93% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,272,516 shares of Class A Common Stock
	8	SHARED VOTING POWER
1,942,331 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
3,272,516 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
1,942,331 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,214,847 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.39% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,942,331 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,942,331 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,942,331 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.12% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 13

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed with the SEC on January 5, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed with the SEC on August 18, 2015 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed with the SEC on September 4, 2015 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D filed with the SEC on May 13, 2016 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D filed with the SEC on June 23, 2016, Amendment No. 15 to the Original Schedule 13D filed with the SEC on June 7, 2017 (“Amendment No. 15” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and this Amendment No. 16, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Inc., a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 have the meanings set forth in the Schedule 13D. This Amendment No. 16 amends Items 4 and 5 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 18, 2017, TFPLP Holdings I LLC (“Holdings I”) distributed all of its assets to its members, Michael Barnes and Arif Inayatullah. This includes the distribution of Tiptree Financial Partners, L.P. (“TFP”) partnership units and warrants to acquire TFP partnership units owned by it. An aggregate of 4,864,975 shares of Class A Common Stock of Tiptree Inc. (“Class A Common Stock”) would be issuable upon exchange of the TFP partnership units and TFP warrants distributed by Holdings I (assuming full exercise of the warrants).

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 13

For purposes of this Item 5(a), Tiptree Inc. (the “Company”) has 29,805,453 shares of Class A Common Stock outstanding as of the filing of this report, which excludes 5,197,551 shares of Class A Common Stock outstanding but held by a subsidiary of the Company.

(a) As of the date of this Amendment No. 16, TFP may be deemed to beneficially own 9,661,170 shares of Class A Common Stock, which consists of (i) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant (as defined in the Original Schedule 13D) to purchase such shares, (ii) 8,049,029 shares of Class A Common Stock issuable upon exchange by limited partners of TFP partnership units (which excludes TFP partnership units owned by the Company) and (iii) 959,641 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units held by certain limited partners of TFP (which are then exchangeable for Class A Common Stock). These shares represent approximately 24.48% of the shares of Class A Common Stock outstanding based on 39,466,623 shares of Class A Common Stock, which consists of (i) 29,805,453 shares of Class A Common Stock outstanding, (ii) 8,049,029 shares of Class A Common Stock issuable upon exchange by limited partners of TFP partnership units, (iii) 959,641 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units held by certain limited partners of TFP (which are then exchangeable for Class A Common Stock) and (iv) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant.

As of the date of this Amendment No. 16, Michael Barnes may be deemed to beneficially own 10,157,033 shares of Class A Common Stock, consisting of 8,214,702 shares of Class A Common Stock over which Mr. Barnes has sole voting and dispositive power (consisting of 4,858,842 shares of Class A Common Stock Mr. Barnes owns directly, 2,462,248 shares of Class A Common Stock issuable upon exchange of TFP partnership units Mr. Barnes owns directly and 893,612 shares of Class A Common Stock issuable upon exercise of TFP warrants that Mr. Barnes owns directly), 1,337,834 shares of Class A Common Stock issuable in exchange of TFP partnership units held by TFPLP Holdings III LLC (“Holdings III”) over which Mr. Barnes has shared voting and dispositive power and 604,497 shares of Class A Common Stock issuable upon exercise of TFP warrants held by Holdings III, which Mr. Barnes has shared voting and dispositive control. These shares represent approximately 28.93% of the shares of Class A Common Stock outstanding based on 35,103,644 shares of Class A Common Stock, which consists of (i) 29,805,453 shares of Class A Common Stock outstanding, (ii) 2,462,248 shares of Class A Common Stock issuable upon exchange of TFP partnership units Mr. Barnes owns directly, (iii) 893,612 shares of Class A Common Stock issuable upon exercise of TFP warrants that Mr. Barnes owns directly, (iv) 604,497 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units over which Mr. Barnes has shared voting and dispositive control, and (v) 1,337,834 shares issuable in exchange of TFP partnership units held by Holdings III.

As of the date of this Amendment No. 16, Arif Inayatullah may be deemed to beneficially own 5,214,847 shares of Class A Common Stock, consisting of 3,272,516 shares of Class A Common Stock over which Mr. Inayatullah has sole voting and dispositive power (consisting of 1,146,106 shares of Class A Common

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 13

Stock Mr. Inayatullah owns directly, 1,724,556 shares of Class A Common Stock issuable upon exchange of TFP partnership units Mr. Inayatullah owns directly and 401,854 shares of Class A Common Stock issuable upon exercise of TFP warrants that Mr. Inayatullah owns directly), 1,337,834 shares of Class A Common Stock issuable in exchange of TFP partnership units held by Holdings III over which Mr. Inayatullah has shared voting and dispositive power and 604,497 shares of Class A Common Stock issuable upon exercise of TFP warrants held by Holdings III, which Mr. Inayatullah has shared voting and dispositive control. These shares represent approximately 15.39% of the shares of Class A Common Stock outstanding based on 33,874,194 shares of Class A Common Stock, which consists of (i) 29,805,453 shares of Class A Common Stock outstanding, (ii) 1,724,556 shares of Class A Common Stock issuable upon exchange of TFP partnership units Mr. Inayatullah owns directly, (iii) 401,854 shares of Class A Common Stock issuable upon exercise of TFP warrants that Mr. Inayatullah owns directly, (iv) 604,497 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units over which Mr. Inayatullah has shared voting and dispositive control, and (v) 1,337,834 shares issuable in exchange of TFP partnership units held by Holdings III.

As of the date of this Amendment No. 16, Tricadia Holdings, L.P. (“Tricadia Holdings”) and Tricadia Holdings, GP LLC (“Holdings GP”) may be deemed to beneficially own 1,942,331 shares of Class A Common Stock, which consists of (i) 1,337,834 shares of Class A Common Stock issuable in exchange of TFP partnership units owned by Holdings III and (ii) 604,497 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units held by Holdings III (which are then exchangeable for Class A Common Stock). Tricadia Holdings and Holdings GP have shared voting and dispositive control over these shares. These shares represent 6.12% of the shares of Class A Common Stock outstanding based on 31,747,784 shares of Class A Common Stock outstanding, which consists of (i) 29,805,453 shares of Class A Common Stock outstanding, (ii) 1,337,834 shares of Class A Common Stock issuable in exchange of TFP partnership units held by Holdings III and (iii) 604,497 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units held by Holdings III (which are then exchangeable for Class A Common Stock).

As of the date of this Amendment No. 16, Holdings III may be deemed to beneficially own 1,942,331 shares of Class A Common Stock issuable in exchange of TFP partnership units. Holdings III has shared power to dispose of and shared power to vote 1,942,331 shares of Class A Common Stock, which consists of 1,337,834 shares of Class A Common Stock issuable in exchange of TFP partnership units and 604,497 shares of Class A Common Stock issuable upon exercise of warrants to acquire TFP partnership units (which are then exchangeable for Class A Common Stock). These shares represent 6.12% of the Class A Common Stock outstanding based on 31,747,784 shares of Class A Common Stock, which consists of (i) 29,805,453 shares of Class A Common Stock outstanding, (ii) 1,337,834 shares of Class A Common Stock issuable in exchange of TFP partnership units and (iii) 604,497 shares of Class A Common Stock issuable upon exercise of warrants to acquire partnership units (which are then exchangeable for Class A Common Stock).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 13

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 8,214,702 shares of Class A Common Stock directly owned by him, issuable in exchange of TFP partnership units, or issuable upon exercise of warrants for TFP partnership units (which are then exchangeable for Class A Common Stock) over which Mr. Barnes has sole voting and dispositive power and, has shared power to dispose of and vote the 1,942,331 shares of Class A Common Stock held by Tricadia and its controlled affiliates, issuable upon exchange of TFP partnership units and exercise of TFP warrants to acquire TFP partnership units (which are then exchangeable for Class A Common Stock).

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 3,272,516 shares of Class A Common Stock directly owned by him, issuable in exchange of TFP partnership units, or issuable upon exercise of warrants for TFP partnership units (which are then exchangeable for Class A Common Stock) over which Mr. Inayatullah has sole voting and dispositive power and, has shared power to dispose of and vote the 1,942,331 shares of Class A Common Stock held by Tricadia and its controlled affiliates, issuable upon exchange of TFP partnership units and exercise of TFP warrants to acquire TFP partnership units (which are then exchangeable for Class A Common Stock).

Holdings III has the shared power to dispose of and the shared power to vote the 1,942,331 shares of Class A Common Stock issuable in exchange of TFP partnership units and upon exercise of warrants to acquire TFP partnership units owned by it (which are then exchangeable for Class A Common Stock).

Tricadia Holdings is the managing member of Holdings III. Holdings GP is the general partner of Tricadia Holdings. Neither Tricadia Holdings nor Holdings GP directly owns any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tricadia Holdings and Holdings GP may be deemed to beneficially own the 1,942,331 shares of Class A Common Stock beneficially owned by Holdings III.

(c) In this Amendment No. 16, any transactions in the Class A Common Stock disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) with respect to such amendment without any further notice.

(d) No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 13

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: December 20, 2017

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Jonathan Ilany
Name: Jonathan Ilany
Title: Chief Executive Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS III LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal